SUBSIDIARIES OF AMERICAN GENERAL LIFE INSURANCE COMPANY as of December 31, 2023

Legal Name	Jurisdiction of Incorporation or Organization
SunAmerica Asset Management, LLC	Delaware

Corebridge Capital Services, Inc.	Delaware